Exhibit 21.1

List of Subsidiaries

Entity Name	Jurisdiction of Incorporation
GCAM, LLC	Delaware
GAIN Holdings, LLC	Delaware
GAIN Capital Group, LLC	Delaware
S.L. Bruce Financial Corporation	Ohio
GAIN Capital Securities, Inc.	Delaware
JiaShen Forex Technology, LLC	China
GAIN Capital Holdings International, LLC	Delaware
GAIN Global Markets, Inc.	Cayman Islands
Island Traders (Cayman), Limited	Cayman Islands
GAIN Capital-Forex.com Hong Kong, Ltd.	Hong Kong
Forex.com Japan Co., Ltd.	Japan
GAIN Capital Forex.com Australia Pty. Ltd.	Australia
GAIN Capital-Forex.com Singapore, Ltd.	Singapore
GAIN Capital-Forex.com U.K., Ltd.	England and Wales
GAIN GTX, LLC	Delaware
GAIN Capital Service Company, LLC	Delaware